UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of __December 2008__

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Allotment Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: December 9th 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Exhibit 99.1

AUSTRAL PACIFIC ENERGY LTD.

Information to be supplied to the New Zealand Stock Exchange under Listing Rule 7.12.1

10 December 2008

Issue of shares:

  Ordinary shares, CA 0525261008

  757,303 shares issued

  Issue price of US$0.03

  Non-cash consideration – in settlement of legal claims

  N/a

  Shares issued equivalent to 1.26% of total ordinary shares now on issue

  Additional shares issued under anti-dilution clause of agreement with claimant

  Agreement dated May 23, 2008; TSX-V approval dated June 6, 2008, additional TSX-V approval dated December 2, 2008

  Shares are not transferable until May 23, 2009

  60,225,132 ordinary shares in total after issue

  N/a

  Date of Issue: 4 December 2008